Exhibit 3.1

Execution Version

CERTIFICATE OF FORMATION

OF

Titanium MergerCo 2, LLC

This Certificate of Formation of Titanium MergerCo 2, LLC (the “Company”), dated as of March 27, 2026, has been duly executed and filed by the undersigned authorized person to form a limited liability company under the Delaware Limited Liability Company Act, 6 Del. C. §§ 18-101 et seq. (the “Act”):

FIRST:  The name of the limited liability company formed hereby is “Titanium MergerCo 2, LLC”.

SECOND:  The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The registered agent of the Company for service of process at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation as of the date first written above.

/s/ Dae W. Kang
Name: Dae W. Kang
Title: Authorized Person